Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File no. 1-31272)

Press Release
03.16.2007

Annual Shareholders’ Meeting 2007

Presentation by Francisco González, President of BBVA

“Principles, Innovation and Globalization
are the pillars on which we are
constructing BBVA’s future ”

➢	“In 2006, BBVA has again confirmed its trajectory of strong growth profitable growth with another earnings record, which has reinforced our position among the great international banks”

➢	“Our goal is to turn BBVA into one of the few, no more than eight or ten, large global groups that are benchmarks in the industry”

➢

“When I speak of principles, I speak of BBVA’s aspiration to provide a complete response to a growing social demand of advanced democratic societies. This is a demand that goes beyond the strict fulfillment of legality”

➢	“BBVA assumes a commitment of absolute integrity before all of its interest groups: shareholders, clients, employees, suppliers and society in general”

➢	“Innovation is key for differentiation in the environment faced by the financial industry”

➢

“In BBVA we are advancing through developments that differ from the standard of the banking industry and that place us on the path to become a new class of industrial company of financial distribution”

➢	“BBVA has, in a decade, gone from a bank exclusively based in Spain to become a diversified multinational financial group. Now we aspire for

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BBVA to become a group of global scope. But we do not want size just for size”

➢	“We want to be global to create value. That is why we continue to strengthen our positions in areas of strong growth like the United States and Asia”

In 2006 we have marked new and clear differences from our competitors, but most importantly, we have marked differences in constructing the BBVA of the future”, affirmed Francisco González today at the Shareholders Meeting that the Bank held at the Euskalduna Palace in Bilbao. “There are three pillars on which we are constructing our future: Principles, Innovation and Globalization”, underlined the President of BBVA, who assured that “after a 150 year history of successes, the best for BBVA is to come”.

Francisco González divided his presentation before the shareholders in three parts. First, he commented briefly on BBVA’s 2006 results, results that set new records for the Group; later he spoke about constructing the BBVA of the future, and, finally, he commented about what the Bank expects in 2007, the year in which BBVA turns 150.

“In 2006, BBVA has again confirmed its trajectory of strong profitable growth with another earnings record. Net attributable profit increased by over 24%, to €4.736 million (without non-recurring items, net attributable profit increases by more than 20%).

Earnings per share, the best measure of the value that BBVA creates for its shareholders, increased 23.9%, to €1.39 per share”.

“This record is reached on very solid bases. Our results are supported by strong recurrent assets”, underlined the president of BBVA.

Dividends increase 20%

“The excellent results of the Group, the quality of its fundamentals and the strength of prospects, allow us a new and substantial increase of the dividend. I have the honor of proposing to this Meeting a new dividends increase of 20%, up to €0.637 per share. This amount already represents a 44% increase from what was distributed in fiscal year 2004”.

“As you have been able to see, BBVA has had a magnificent fiscal year in 2006. But, more importantly: BBVA has endorsed his extraordinary trajectory of last years. Because since 2002, when the current team assumed the responsibility of directing the project, BBVA has taken a great jump ahead:

  We have had strong growth ; in 4 years, we have multiplied assets by 1.5 and attributable profit by 2.8.
  At the same time, we have significantly improved our fundamentals.

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  Our ROE has increased over 22 points, exceeding 36.4%
  Efficiency has improved close to 10 points, reaching 44%
  Earnings per share has multiplied by 2.5, that is, it has increased 26.8% annually
  Dividend per share has multiplied by 1.8”

“This trajectory has reinforced our position as a benchmark among the great European banks”, underlined Francisco González, who added that “total profitability for the shareholders of BBVA in the last four years has been 126%, almost 23% cumulative annually.

Following the review of the 2006 results, Francisco González began to comment on the future of BBVA, “a future for which we have set very solid bases”, he indicated.

A global benchmark group

“Which are these bases?”, he asked. “On one hand, we have undertaken a complete transformation of the Group. We have renovated corporate governance, corporate culture, human resources management plans, processes and organizational structures. We have also transformed the position of the Group, guiding it towards business and geographical areas with excellent outlooks for future growth. And all this, we have done accelerating BBVA’s growth, in activities and results”.

But, according to Francisco González, the Group aspires to more: “Our goal is to turn BBVA into one of the few, no more than eight or ten, large global groups that are benchmarks of the industry. I believe we have the fortitude to obtain this”.

“The environment will provide us opportunities, because we face an increasingly open, competitive and demanding environment. And, therefore, a hard environment which offers larger margins of differentiation between the good and the less good, between the excellent and those who just are good. We, BBVA, already are more than good. And we are on the way to excellence”, he underlined.

Social demand

After remarking that BBVA is already marking differences in many facets, “which is reflected in our results”, Francisco González emphasized the differences in three of these, “that are key to success in the financial industry of the twenty-first century and the three basic pillars of our strategy: Principles, Innovation and Globalization”.

“When I speak of principles, I speak of BBVA’s aspiration to provide a complete response to a growing social demand of advanced democratic societies. This is a demand that goes beyond the strict fulfillment of legality”.

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On this topic, BBVA’s President asked” “What do societies and their citizens demand from us?:

  Better goods and services, at better prices
  More transparency, good government and irreproachable ethical behavior
  More respect for the environment and a larger contribution to the social and economic development of the societies we live in”.

“Why do we in BBVA want to give an integral response to these demands? First, because we believe that they are just. And, second, because we want to differ in a positive way from the market. We believe that this is a key factor key to create more value in a sustained way”.

Commitment to integrity

“That is why, BBVA assumes a commitment of absolute integrity, before all its “stakeholders”: shareholders, clients, employees, suppliers and society in general. Integrity, which is synonymous of: loyalty, rectitude, morality, honesty, decency. This commitment of integrity is one of seven key principles of BBVA’s corporate culture. This commitment is demanded from each and every one of the persons belonging to the group in each and every one of their performances and is managed systematically through three complementary systems”.

“The first one—he affirmed—is our system of Corporate Governance, a key element in our strategy and in the daily functioning of BBVA. For that reason, we have provided ourselves with a very advanced system of Corporate Governance, in compliance with the most demanding international codes, that places special emphasis on independence, transparency and elimination of conflicts of interests. A Corporate Governance system that guides the whole organization according to the same principles, because a Corporate Governance system of persons with integrity impels integrity in the whole organization”.

The second system that manages the principles at BBVA is that of Compliance. “This function assures that BBVA complies scrupulously with the law. And, beyond that, that our group conduct all of its activities in accordance with the law and with strict canons of ethics”, asserted Francisco González.

“To manage this mission, BBVA has provided itself with a demanding Code of Conduct, which establishes the rules to which all persons in the Group must submit to. This general Code is complemented by other specific Codes relating to: Stock Markets, Personnel Selection, Suppliers, real estate activity, etc. To ensure the coherence of the system, the Compliance function is under the control and supervision of the Audit and Compliance Committee of the Board of Directors”.

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The third large system involved in the management of principles is that of Corporate Responsibility and Reputation. “In short, this function has a dialogue with society and knows what society expects from BBVA to act consequently”, he underlined.

“Of course, BBVA’s Corporate Responsibility is translated into social action initiatives. In fact—he added,— today we submit for the approval of this Meeting , the BBVA Foundation for Microfinance, an innovative initiative, of great importance and which is going to have an enormous impact in the fight against poverty and exclusion”.

“But the fundamental part of our Corporate Responsibility is located in the development of our daily activity. We want to work in tune with the legitimate demands of people and society”.

In sum, BBVA has established a very complete and demanding plan in which systems of Corporate Governance, Compliance and Corporate Responsibility and Reputation guarantee the integrity of the Group’s performance and ensure that it is in tune with social demands. Because differentiating ourselves due to our ethical principles and because attention to society is a fundamental aspect in our strategy of sustained creation of value”, affirmed Francisco González.

Differentiation through innovation

Next, he began to analyze the second great pillar of BBVA’s project: innovation. “Innovation is key in the environment faced by the financial industry of the twenty-first century. But, how can we differentiate ourselves through innovation?, How to innovate more and do it better?”, he asked.

“At BBVA we understand innovation in a very broad way. In our innovation strategy we distinguish four great lines: Organizational Innovation, Operative Innovation, Business Innovation and Innovation in Business Models.

“In 2004, BBVA was a pioneer in the industry by creating a “I+D+I” department. Beginning in 2006 we have decentralized innovation. The units of the Group are responsible for their own innovation strategies. And we have created an Innovation Committee at the highest level, which impels and coordinates the efforts of the entire organization”, he explained.

Next, Francisco González underlined: "Our management plan based in value is another great organizational innovation of BBVA because each one of the 29 Business Units of the Group defines its own business strategy”.

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New business models

“What are we doing in operative innovation?”, he asked. “ From the launch, in 2006, of the Transformation Plan we have introduced a fundamental innovation: the units become responsible for their processes, and this is generating a big push of agility, efficiency and closeness to the client”, he said.

“In what we call business innovation, we are generating new and better products and services to attend to the convenience of our clients at low unit costs. We also explore what we call “the shores of the business”: products and services that are a natural extension of the current ones. And, finally, we look for new business models, solutions of a non-financial character that attend to the needs of our clients/persons ”.

“We are doing many things – affirmed Francisco González-, with our sight set in the future. We are concentrating our effort in areas where the innovation will to represent an enormous competitive advantage ”.

Next, the president of BBVA cited some of these initiatives, “that represent big challenges for our industry, big challenges for which we have a vision and we are advancing through developments that differ from the standard of the banking industry and that place us on the path to become a new class of industrial company of financial distribution and that are going to create a lot of value for you, our shareholders”.

Opportunities for Growth

Finally, Francisco González tackled the third great pillar of the BBVA project: Globalization. “BBVA has, in a decade, gone from a bank exclusively based in Spain to become a diversified multinational financial group. Now we aspire for BBVA to become a group of global scope. But we do not want size just for size”, he assured.

“We have good reasons—reasons of creation of value—to want to be global. Because our business has become global. The markets are global. Our clients are more and more global. We have to have a strong position in the markets and to attend to our clients’ demands”.

“But, especially, we want to be global because in the world there are the great opportunities for growth. The world economy is in an era of strong growth, and the economic weight of the different areas of the world is changing very quickly”.

In this sense, he explained, “the contribution of the three big economic areas principal to the growth of world GDP from 1994: the Europe of the Euro only contributes 10%, whereas the contribution of the United States is practically double than that of Europe, and Asia, led by China, represents half of world growth”.

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“Finally—affirmed Francisco González—new opportunities arise. And BBVA can make use of these opportunities. Because we have a very strong group, with big financial muscle. Because we have a business model that can be exported and that has showed its aptitude to compete with advantage and to create value in different environments ”.

“That is to say, we can and must create more value by being more global. Not taking advantage of these opportunities would be contrary to the interests of the Group and to yours, its shareholders ”.

Creating more value

“We want to be global, to create more value. That is why, we continue to strengthen our positions in Spain, Mexico and the rest of Latin America, areas of strong growth. That is why, our expansion operations have to meet very clear conditions: that we can construct strong franchises that fully develop our business model, and that allow us to make use of our strengths and our competitive advantages”, affirmed BBVA’s President.

On this topic, he emphasized that “the areas where we have centered our expansion are areas with great potential for growth:

  The United States, the world’s leading economy, and, within it, the Southern states, which are growing faster and have more future potential.
  Asia: the most dynamic area in the world, which is responsible for half of global growth. And within Asia, China, a giant with 10% annual growth”.

“In the United States, we have followed a progressive sequence:

  We started with the acquisition of Valley, a very small bank, following with Laredo, a larger bank with Mexican and American clients.
  Then, with the 2006 acquisitions of State National and Regional Texas, we tripled our size, and became the first regional bank of Texas, the eighth largest economy in the world.
  A few weeks ago, we announced the agreement to acquire Compass, the best franchise, the most attractive and with the most quality in the fastest growing markets in the United States and in which we have a strategic interest”.

“The Compass acquisition is an open transaction—remarked BBVA’s President—, which we hope to close at the end of the year, although this is not the time to speak in detail about it. When we close the transaction, BBVA will be the leading regional bank in the “Sunbelt:, that is in the southern region, the zone with fastest population and economic growth in the United States”.

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Next, Francisco González explained BBVA’s strategy in the other great area of expansion of the Group: Asia. “Two years ago, at the 2005 Shareholders' Meeting, I announced the launching of the Asia Plan. Since then, we have opened divisions or representation offices in Tokyo, Shanghai, Singapore, Taipei, Seoul, Sydney and in Mumbai, which add to our previous presence in Beijing and Hong-Kong”.

“We are already in all the largest and most dynamic economies of the region—he affirmed,—and we have a powerful business model, with corporate banking and “trade finance” and “project finance” operations as spearheads to expand our activity. And we have another fundamental asset: our large base in Latin America, which along with our position in Asia, makes us the best positioned bank in the world to act as intermediary for the rapidly increasing flows between Asia and Latin America”.

Leadership position

“On these bases, the strategic alliance with the Citic Group, which we have closed in just fifteen days, constitutes a milestone in the construction of BBVA’s global presence. The Citic Group is a large conglomerate with a bank that operates in mainland China (China Citic Bank) and another, its international bank (Citic International Financial Holdings), in Hong-Kong”.

“Citic is a leader in the urban areas of the East coast, those with fastest growth in the country, and it is one of the most dynamic and respected Chinese banks. With the signing of the agreement we become exclusive partners with Citic in commercial banking and in global markets throughout Asia”.

Initially, BBVA has invested approximately €1.000 million to acquire 4.83% of China Citic Bank, in mainland China and 15% of Citic International Financial Holdings. This is the most important investment that a Spanish company has ever made in China. The Bank can, in the future, increase these shareholdings significantly.

“But, especially, as partners with Citic, we form a great platform to jointly capture the enormous potential growth of the Chinese market and of other countries in Asia. We are already developing a joint business plan making use of our respective strengths. I am convinced that this business plan will rapidly place us at the forefront of the international financial groups in China”.

“2006 has been an excellent fiscal year for BBVA. A year of records. And a year in which we have kept on marking differences for our principles, for innovation and for the construction of our global presence”, assured Francisco González.

“BBVA has reinforced, in 2006, its position of leadership in the financial industry. Leadership in growth, leadership in profitability for the shareholders, leadership in fundamentals and leadership in project for the future”.

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At the forefront of the industry

“But we are not content with just this. We want much more, especially in this year 2007, the year in which we reach our 150th anniversary, from the foundation of the Banco de Bilbao in 1857. We have a brilliant history, a history of success to celebrate. But, especially, we want to celebrate that at the age of 150 years we are a young group, with enormous vitality, with a tremendous potential to obtain an even more brilliant future”.

“In 2007 we want to celebrate the great future that BBVA has ahead. Already we it are doing this, with transactions such as that of Citic or that of Compass, which tremendously reinforce our global position. We want to do this, as well, with a real explosion of innovation. This year 2007 we are going to show clearly differentiated developments in innovation. Developments in areas that are going to place us to the forefront of the industry”, underlined Francisco González.

BBVA’s President concluded his speech before the shareholders with one message on the future of the Group. “ I believe firmly that BBVA is in a condition to do very important things. Things that a few years ago could not be imagined. Really: who could have imagined that we would be an important player in China; or that we were going to be a leading bank in the most dynamic markets of the United States. 2007 is going to be the year of the future in BBVA ”.

“I am fully convinced that after a 150 year history of successes, the best for BBVA is to come”.

“I hope that in this year 2007, and in the following ones, we are capable of corresponding to this confidence, with more growth, more innovation and more value for all of you ”, he concluded.

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These

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factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on July 7, 2006, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.